Exhibit 99.1 Invitation to the Extraordinary General Meeting of Global Blue Group Holding AG (the "Company") 7 June 2022, 11:00 a.m. Central European Summer Time (CEST) at Niederer Kraft Frey Ltd, Bahnhofstrasse 53, 8001 Zurich, Switzerland CONTENTS I. AGENDA ITEMS ........................................................................................................................ 1 1. Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association ........................................................... 1 2. Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares ................................................................................... 13 3. Changes to Conditional Capital for Convertible Debt ............................................................. 15 4. Election of New Directors ........................................................................................................ 16 II. ORGANIZATIONAL MATTERS .............................................................................................. 17 I. AGENDA ITEMS 1. Creation of a New Share Class (Series B Preferred Shares), Changes to the Com- mon Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association Proposal of the Board of Directors The Board of Directors proposes: 1. to create a new class of shares taking the form of registered series B convertible preferred shares with a nominal value of CHF 0.01 each with such rights and characteristics as set out in Article 3c (new as per the below) of the Articles of Association (the "Series B Pre- ferred Shares"); 2. that the maximum total nominal amount of the authorized share capital pursuant to Article 4d of the Articles of Association (the "Common Authorized Share Capital") be increased by CHF 57,101.66 and that at the same time the existing Common Authorized Share Cap- ital be extended, whereby the Board of Directors shall be authorized until 7 June 2024 to increase the number of common shares with a nominal value of CHF 0.01 each (the "Com- mon Shares") by a maximum of CHF 760,000 through the issue of a maximum of 76,000,000 fully paid-in Common Shares and that certain amendments to the provisions

2 relating to the exclusion or restriction of pre-emptive rights of the shareholders in connec- tion with the Common Authorized Share Capital are made, all as set out in Article 4d (re- vised as per the below) of the Articles of Association; 3. to create an authorized share capital for the issuance of Series B Preferred Shares (the "Series B Preferred Authorized Share Capital") in an amount of CHF 280,000, whereby the Board of Directors shall be authorized until 7 June 2024 to increase the number of Series B Preferred Shares by a maximum of CHF 280,000 through the issue of a maximum of 28,000,000 fully paid-in Series B Preferred Shares and which provides for the possibility to exclude or restrict the pre-emptive rights of existing shareholders for certain reasons, all as set out in Article 4e (new as per the below) of the Articles of Association; and 4. to make certain amendments to the Articles of Association to reflect the above and to make certain additional alignments in connection therewith (including relating to the relationship between the different classes of shares), all as set forth below. Proposed changes to the Articles of Association: Article 3c (new): Artikel 3c: Wandelbare Vorzugsaktien der Kate- gorie B Article 3c: Convertible Series B Preferred Shares 1. Die Vorzugsaktien der Kategorie B ha- ben dieselben Rechte wie die Stammaktien, ein- schliesslich des Rechts auf Dividenden (ein- schliesslich Liquidationsdividende) und Stimm- und Mitwirkungsrechte. 1. The Series B Preferred Shares have the same dividend (including liquidation dividends), vot- ing and other rights as the common shares. 2. Jede Vorzugsaktie der Kategorie B ver- leiht ein Recht auf eine (zusätzliche) Vorzugsdivi- dende wie folgt: 2. Each Series B Preferred Share confers an (additional) preference dividend as follows: a. Jährlich wiederkehrende Sachdivi- dende (erstmals für das Geschäftsjahr 2022/2023 pro rata ab der Ausgabe der Vorzugsaktien der Kategorie B), die in Form von neu ausgegebenen Vorzugsaktien der Kategorie B entsprechend 5% ("Kategorie B Prozentsatz") der Anzahl der zu diesem Zeitpunkt ausgegebenen und nicht von der Gesellschaft gehaltenen Vorzugsaktien der Kategorie B pro rata an die Eigentümer von Vor- zugsaktien der Kategorie B ausgeschüttet wird ("Sachdividende"), unter der Voraussetzung, dass die Generalversammlung eine entspre- chende Dividende beschliesst und die einschlägi- gen Bestimmungen des Schweizerischen Obliga- tionenrechts sowie sonstige für die Gesellschaft a. Annual dividend paid in kind (for the first time for the financial year 2022/2023 pro rata as from the issue of the Series B Preferred Shares) in the form of newly issued Series B Preferred Shares in an amount equal to 5% ("Series B Percentage") of the number of Series B Preferred Shares out- standing at the time which are not held by the Com- pany as treasury shares ("PIK Dividend"), such PIK Dividend to be paid pro rata to the holders of Series B Preferred Shares under the prerequisite that the General Meeting of Shareholders resolves a corre- sponding dividend and that the relevant provisions of the CO, as well as the other legal requirements applicable to the Company are complied with. In particular no PIK Dividend may be distributed to the

3 geltende rechtliche Vorschriften eingehalten wer- den. Insbesondere darf keine Sachdividende aus- gerichtet werden, insoweit kein Bilanzgewinn oder ausschüttbare Reserven bestehen. Im Falle eines Eintausches bzw. Rückkaufs von Vorzugs- aktien der Kategorie B kann die Sachdividende vorgängig zu einem solchen Eintausch oder Rückkauf als ausserordentliche Dividende oder Interimsdividende pro rata temporis ausgerichtet werden ("Pro Rata Sachdividende"). Jede in ei- nem Geschäftsjahr beschlossene und ausge- schüttete Pro Rata Sachdividende wird von einer gegebenenfalls später für dieses Geschäftsjahr auszurichtenden jährlichen Sachdividende abge- zogen. extent no balance sheet profit or distributable re- serves are available for distribution. If Series B Pre- ferred Shares are to be converted or repurchased, the PIK Dividend may be paid as an extraordinary dividend or interim dividend prior to such conversion or repurchase pro rata temporis ("Pro Rata PIK Dividend"). Any Pro Rata PIK Dividend resolved and paid in a financial year will be deducted from any subsequent annual PIK Dividend resolved for such financial year. b. Die Generalversammlung kann be- schliessen, in einem Geschäftsjahr keine Divi- dende auszuschütten, oder eine Dividende aus- zuschütten, welche zur vollständigen Zahlung der Sachdividende nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entsprechende restli- che Betrag der Sachdividende für dieses Ge- schäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den künftig anwendbaren Kategorie B Prozent- satz nicht. b. The General Meeting of Shareholders may resolve in any given financial year not to dis- tribute dividends, or to distribute dividends in an amount which is less than the full amount of the PIK Dividend; in such cases the respective remaining amount of the PIK Dividend of such year is forfeited at the end of such financial year, shall not be carried forward to the following financial year(s) and does not increase the subsequently applicable Series B Percentage. c. Die Sachdividende hat den gleichen Vorrang wie die Vorzugsdividende A. Sollte die Generalversammlung die Ausschüttung von Divi- denden in einer Höhe beschliessen, welche zur vollständigen Zahlung der Sachdividende und der Vorzugsdividende A nicht ausreicht, wird der be- schlossene Dividendenbetrag anteilsmässig un- ter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt. Die ordentliche Dividende für die Stammaktien, die Vorzugsaktien der Kategorie A und die Vor- zugsaktien der Kategorie B kann beschlossen werden, nachdem die Generalversammlung die Auszahlung der Vorzugsdividende A und der Sachdividende für das betreffende Jahr vollum- fänglich beschlossen hat. c. The PIK Dividend has the same priority as the Preference Dividend A. In the event that the General Meeting of Shareholders resolves to dis- tribute dividends in an amount not covering the full amount of PIK Dividend and the Preference Divi- dend A, the resolved amount of dividends shall be distributed pro rata between the holders of the Se- ries A Preferred Shares and Series B Preferred Shares. The regular dividend on the common shares, the Series A Preferred Shares and the Series B Pre- ferred Shares can be resolved once the General Meeting of Shareholders has approved the payment of the Preference Dividend A and PIK Dividend for the respective year in full.

4 3. Die Inhaber der Vorzugsaktien der Ka- tegorie B haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schul- den, wobei der Vorweganteil pro Vorzugsaktie der Kategorie B dem höheren der folgenden Be- träge entspricht: a. dem Gesamtbetrag von USD 8.50; und b. dem Betrag, den die Vorzugsaktie der Kategorie B gewährt hätte, wenn sie unmittelbar vor der Liquidation in eine Stammaktie umgewan- delt worden wäre (dieser Betrag, der "Kategorie B Vorweganteil am Liquidationsergebnis"). Der Vorweganteil am Liquidationsergebnis für die Vorzugsaktien der Kategorie B hat den gleichen Vorrang wie der Vorweganteil am Liquidationsergebnis der Vor- zugsaktien der Kategorie A. Reicht das Liquida- tionsergebnis nicht zur vollständigen Zahlung des Vorweganteils der Vorzugsaktien der Kategorie B und der Vorzugsaktien der Kategorie A aus, wird das Liquidationsergebnis anteilsmässig (d.h. un- ter Berücksichtigung des Kategorie A Vorwegan- teils am Liquidationsergebnis und des Kategorie B Vorweganteils am Liquidationsergebnis) unter den Inhabern der Vorzugsaktien der Kategorie B und Vorzugsaktien der Kategorie A verteilt. Nach Auszahlung des Vorzugsanteils am Liquidations- ergebnis an die Vorzugsaktien der Kategorie B und die Vorzugsaktien der Kategorie A, ist das restliche Liquidationsergebnis unter den Stamm- aktien anteilsmässig zu verteilen. 3. Each Series B Preferred Share confers the right to receive after all debts have been satis- fied a priority share of the liquidation proceeds in an amount equal to the higher of: a. the total of USD 8.50; and b. the amount that such Series B Preferred Share would have conferred had it been converted into a common share immediately prior to the liqui- dation (such amount, the "Series B Liquidation Prefer- ence"). The priority share of the liquidation pro- ceeds of the Series B Preferred Shares has the same priority as the priority share of the liquidation proceeds of the Series A Preferred Shares. In the event that the liquidation proceeds do not cover the full amount of the priority share of the liquidation proceeds of the Series B Preferred Shares and the Series A Preferred Shares, the liquidation proceeds shall be distributed pro rata (i.e., taking into account the Series A Liquidation Preference and the Series B Liquidation Preference) between the holders of the Series B Preferred Shares and Series A Pre- ferred Shares. After distribution of the liquidations proceeds to the Series B Preferred Shares and the Series A Preferred Shares, the remainder shall be distributed pro rata on the common shares. 4. Die Gesellschaft ist im Rahmen des ge- setzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie B gegen Bargeld und/oder Stammaktien (aus dem Eigen- bestand oder Stammaktien aus genehmigtem Ka- pital) auf der Basis einer Vereinbarung mit den In- habern von Vorzugsaktien der Kategorie B, wel- che solchen Inhabern Wandelungsrechte und der Gesellschaft Erwerbs- und Rückkaufsrechte ein- räumt, zu erwerben ("Kategorie B Eintausch- vereinbarung"). 4. To the extent permitted by applicable law, the Company is authorized to acquire all or any por- tion of the Series B Preferred Shares in exchange for cash and/or common shares (sourced, in partic- ular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the hold- ers of Series B Preferred Shares, which grants such holders conversion rights and the Company call rights and redemption rights ("Series B Conver- sion Agreement"). [Absatz 5 ist absichtlich weggelassen] [Section 5 is intentionally omitted]

5 6. Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kate- gorie B dieselben Bezugs- und Vorwegzeich- nungsrechte wie die Vorzugsaktien der Kategorie A und die Stammaktien. Der Ausschluss von Be- zugs- und Vorwegzeichnungsrechten auf Stamm- aktien bedarf keiner Zustimmung der Kategorie B Sonderversammlung. 6. The Series B Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the Se- ries A Preferred Shares and the common shares. The exclusion of pre-emptive or advance subscrip- tion rights for common shares does not require ap- proval by the Series B Special Meeting. Article 4d (changes marked): Artikel 4d: Genehmigtes Aktienkapital – Stamm- aktien Article 4d: Authorized Share Capital – Common Shares Der Verwaltungsrat ist ermächtigt, das Aktienka- pital jederzeit bis zum 7. Juni 2024 um höchstens CHF 760'000 durch Ausgabe von bis zu 76'000'000 vollständig zu liberierenden Stamm- aktien mit einem Nennwert von je CHF 0.01 zu erhöhen. Erhöhung auf dem Wege der Festüber- nahme und in Teilbeträgen ist zulässig. Die be- treffenden Stammaktien können mittels Umwand- lung von frei verfügbaren Reserven (einschliess- lich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat be- stimmt den Ausgabepreis, die Art der zu leisten- den Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn der Dividendenberechtigung sowie den Verfall und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten. The Board of Directors is authorized to increase the share capital of the Company at any time until 7 June 2024, by an amount not exceeding CHF 760,000 through the issuance of up to 76,000,000 fully paid-in common shares with a nominal value of CHF 0.01 each. Increases by way of underwriting as well as partial increases are per- mitted. The relevant common shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares. Issue price, type of contribution (includ- ing through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre-emptive rights not exer- cised shall be determined by the Board of Directors. Der Verwaltungsrat ist ermächtigt, das Bezugs- recht der Aktionäre ganz oder teilweise aufzuhe- ben oder zu beschränken: The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing share- holders: [Absätze 1-6 bleiben unverändert] [Sections 1-6 remain unchanged] 7. für die rasche und flexible Mittelbe- schaffung durch die Platzierung von Aktien, die im Rahmen einer Bezugsrechtsemission nur schwer zu erreichen wäre; 7. for the quick and flexible raising of funds by way of share placement which would be difficult to achieve by way of a rights offering; 8. für die rasche und kosteneffiziente Mit- telbeschaffung zur Deckung des Finanzierungs- bedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise; 8. for the quick and cost efficient raising of funds to meet financing needs in connection with the growth of the VAT refund business of the Com- pany following the Covid-19 crisis;

6 9. im Zusammenhang mit der Kotierung, einschliesslich im Zusammenhang mit dem der Ausgabe von Stammaktien an Mitglieder des Ma- nagements im Austausch für Darlehensschuld- scheine bzw. Beteiligungsrechte, welche durch eine Tochtergesellschaft, Global Blue Holding Li- mited, Caymaninseln, oder Global Blue Invest- ment & Co S.C.A., Luxemburg, begeben worden sind; 9. in connection with the listing of the Com- pany, including in connection with exchanges of loan notes or equity instruments issued by the Com- pany's subsidiary Global Blue Holding Limited, Cay- man Islands, or Global Blue Investment & Co S.C.A., Luxembourg, to members of management for common shares of the Company; 10. im Zusammenhang mit der Ausgabe von Stammaktien an S.L. Globetrotter L.P. (Ca- yman Island) und andere ehemalige Aktionäre der Global Blue Group AG gemäss den Bestim- mungen über Preisanpassungen des Agreement and Plan of Merger, datiert per 16. Januar 2020 zwischen der Gesellschaft, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Ca- yman Islands, ausgewählte Mitglieder des Mana- gements wie in Ziffer 1.01(a) der Anlagen zum Merger Agreement aufgelistet, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (allein in seiner Eigen- schaft als Vertreter der Aktionäre der Far Point Acquisition Corporation), Far Point LLC, Dela- ware, USA, allein zum Zweck der Ziffern 2.20 und 8.01 des Merger Agreements, und Jacques Stern, (allein in seiner Eigenschaft als Vertreter des Managements), wie von Zeit zu Zeit geän- dert; 10. in connection with the issuance of com- mon shares to S.L. Globetrotter L.P. (Cayman Is- land) and other former shareholders of Global Blue Group AG in accordance with the price adjustment provisions pursuant to the Agreement and Plan of Merger, dated as of January 16, 2020 among the Company, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, certain members of management as listed on Section 1.01(a) of the Merger Agreement disclosure sched- ules, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (solely in his capacity as the Far Point Acquisition Corporation shareholder's representative), Far Point LLC, Delaware, USA, solely for purposes of Sections 2.20 and 8.01 of the Merger Agreement, and Jacques Stern, (solely in his capacity as the representative of management), as amended from time to time; 11. zum Umtausch bzw. Rückkauf von Vor- zugsaktien der Kategorie B gegen Stammaktien aus genehmigtem Kapital gemäss Artikel 3c Ziffer 4 der Statuten; oder 11. for the exchange and buy-back, respec- tively, of Series B Preferred Shares in exchange for common shares issued from authorized share cap- ital according to Article 3c Section 4 of the Articles of Association; or 12. falls, im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich Übernah- men) von Gesellschaften, Unternehmen oder Un- ternehmensteilen, Beteiligungen oder Immaterial- güterrechten oder anderen Investitionen von stra- tegischer Bedeutung, die Finanzierung oder Refi- nanzierung solcher Transaktionen, sowie für die rasche und kosteneffiziente Mittelbeschaffung 12. if in connection with mergers, acquisitions (including takeovers) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic invest- ments, financing or refinancing of such transac- tions, as well as the quick and flexible raising of funds, including meeting financing needs in connec- tion with the growth of the VAT refund business fol- lowing the Covid-19 crisis, the Company assumes

7 unter anderem zur Deckung des Finanzierungs- bedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise, die Gesell- schaft die Verpflichtungen zur Bedienung von Op- tions- oder Wandelrechten, die in Verbindung mit Darlehen oder ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesell- schaften gewährt worden, übernimmt. share delivery obligations under conversion rights or warrants granted in connection with loans and other debt instruments issued by the Company or one of its subsidiaries. Article 4e (new): Artikel 4e: Genehmigtes Aktienkapital – Vor- zugsaktien der Kategorie B Article 4e: Authorized Share Capital – Series B Preferred Shares Der Verwaltungsrat ist ermächtigt, das Aktienka- pital jederzeit bis zum 7. Juni 2024 um höchstens CHF 280'000 durch Ausgabe von bis zu 28'000'000 vollständig zu liberierenden Vorzugs- aktien der Kategorie B mit einem Nennwert von je CHF 0.01 zu erhöhen. Erhöhung in Teilbeträgen ist zulässig. Die betreffenden Vorzugsaktien der Kategorie B können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Aus- gabepreis, die Art der zu leistenden Einlage (ein- schliesslich durch Umwandlung von frei verwend- barem Eigenkapital), den Beginn der Dividenden- berechtigung sowie den Verfall und die Verwen- dung von zugeteilten aber nicht ausgeübten Be- zugsrechten. Die Übertragbarkeit der neuen Vor- zugsaktien der Kategorie B wird gemäss Artikel 6 der Statuten beschränkt. The Board of Directors is authorized to increase the share capital of the Company at any time until 7 June 2024, by an amount not exceeding CHF 280,000 through the issuance of up to 28,000,000 fully paid-in Series B Preferred Shares with a nominal value of CHF 0.01 each. Partial in- creases are permitted. The relevant Series B Pre- ferred Shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares. Issue price, type of contribution (including through conver- sion of freely disposable equity capital), start of div- idend entitlement as well as the expiry or allocation of pre-emptive rights not exercised shall be deter- mined by the Board of Directors. The new Series B Preferred Shares are subject to the transfer re- strictions pursuant to Article 6 of the Articles of As- sociation. Der Verwaltungsrat ist ermächtigt, das Bezugs- recht der Aktionäre ganz oder teilweise aufzuhe- ben oder zu beschränken: The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing share- holders: 1. im Zusammenhang mit der Ausschüt- tung der Sachdividende gemäss Artikel 3c Ziffer 2 der Statuten; 1. in connection with the PIK Dividend paid out pursuant to Article 3c Section 2 of the Articles of Association; 2. für die rasche und flexible Mittelbe- schaffung durch die Platzierung von Aktien zur Deckung des Finanzierungsbedarfs im Zusam- menhang mit dem Wachstum des Mehrwertsteu- errückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise durch die Ausgabe von 2. for the quick and flexible raising of funds by way of share placement to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 cri- sis through the issuance of Series B Preferred

8 Vorzugsaktien der Kategorie B im Rahmen des Investitionsvertrags zwischen der Gesellschaft und CK Opportunities Fund I. LP datiert vom 5. Mai 2022 ("Investitionsvertrag"); Shares pursuant to the investment agreement be- tween the Company and CK Opportunities Fund I. LP dated 5 May 2022 ("Investment Agreement"); 3. in Zusammenhang mit der Finanzie- rung oder Refinanzierung des Erwerbs (ein- schliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteili- gungen oder Immaterialgüterrechten oder ande- ren Investitionen von strategischer Bedeutung im Rahmen des Investitionsvertrags. 3. in connection with the financing or refi- nancing of acquisitions (including take-over) of companies, enterprises or parts of enterprises, par- ticipations or intellectual property rights or other types of strategic investments through the issuance of Series B Preferred Shares pursuant to the Invest- ment Agreement. Article 3a (changes marked): Artikel 3a: Aktienkapital Article 3a: Share Capital Das Aktienkapital der Gesellschaft beträgt CHF 2'103'234.74 und ist eingeteilt in 192'534'962 auf den Namen lautende Stammak- tien mit einem Nennwert von je CHF 0.01, 17'788'512 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie A mit einem Nenn- wert von je CHF 0.01 ("Vorzugsaktien der Kate- gorie A") und 0 wandelbare auf den Namen lau- tende Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 ("Vorzugsaktien der Kategorie B"). Die Aktien sind vollständig libe- riert. The share capital of the Company amounts to CHF 2,103,234.74 and is divided into 192,534,962 registered common shares with a nominal value of CHF 0.01 each, 17,788,512 registered series A convertible preferred shares with a nominal value of CHF 0.01 each ("Series A Preferred Shares") and 0 registered series B convertible preferred shares with a nominal value of CHF 0.01 each ("Series B Preferred Shares"). The share capital is fully paid- up. Article 3b (changes marked): Artikel 3b: Wandelbare Vorzugsaktien der Kate- gorie A Article 3b: Convertible Series A Preferred Shares [Absatz 1 bleibt unverändert] [Section 1 remains unchanged] 2. Jede Vorzugsaktie der Kategorie A ver- leiht ein Recht auf eine (zusätzliche) Vorzugsdivi- dende ("Vorzugsdividende A") wie folgt: 2. Each Series A Preferred Share confers an (additional) preference dividend ("Preference Dividend A") as follows: a. Für die für das Geschäftsjahr 2025/2026 (d.h. erstmals an der ordentlichen Ge- neralversammlung 2026) und danach beschlos- senen Dividendenbeschlüsse (einschliesslich Be- schlüsse betreffend ausschüttbare Reserven) ein Betrag entsprechend 8% p.a. ("Kategorie A Pro- zentsatz") von USD 10, unter der Voraussetzung, dass die Generalversammlung eine entspre- a. For dividends resolved (including resolu- tions regarding distributable reserves) for the finan- cial year 2025/2026 (i.e. the first time at the ordinary General Meeting of Shareholders 2026) and there- after an amount equal to 8% per annum ("Series A Percentage") of USD 10, under the prerequisite that the General Meeting of Shareholders resolves a corresponding dividend and that the relevant pro-

9 chende Dividende beschliesst und die einschlägi- gen Bestimmungen des Schweizerischen Obliga- tionenrechts sowie sonstige für die Gesellschaft geltende rechtliche Vorschriften eingehalten wer- den. Insbesondere darf keine Vorzugsdividende A ausgerichtet werden, insoweit kein Bilanzge- winn oder ausschüttbare Reserven bestehen. visions of the CO, as well as the other legal require- ments applicable to the Company are complied with. In particular no Preference Dividend A may be distributed to the extent no balance sheet profit or distributable reserves are available for distribution. b. Der Kategorie A Prozentsatz erhöht sich in jedem auf das Geschäftsjahr 2025/2026 folgenden Geschäftsjahr jeweils um einen weite- ren Prozentpunkt p.a. b. The Series A Percentage shall increase in each financial year after 2025/2026 by an addi- tional one percentage point per annum. c. Die Generalversammlung kann be- schliessen, in einem Geschäftsjahr keine Divi- dende auszuschütten, oder eine Dividende aus- zuschütten, welche zur vollständigen Zahlung ei- ner Vorzugsdividende A nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entspre- chende restliche Betrag der Vorzugsdividende A für dieses Geschäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den auf der Basis des künftig anwendba- ren Kategorie A Prozentsatzes nicht. c. The General Meeting of Shareholders may resolve in any given financial year not to dis- tribute dividends, or to distribute dividends in an amount not covering the full amount of the Prefer- ence Dividend A; in such cases the respective re- maining amount of the Preference Dividend A of such year is forfeited at the end of such financial year, shall not be carried forward to the following fi- nancial year(s) and does not increase the basis of the subsequently applicable Series A Percentage. d. Die Vorzugsdividende A hat den glei- chen Vorrang wie die Sachdividende (wie in Arti- kel 3c definiert). Sollte die Generalversammlung die Ausschüttung von Dividenden in einer Höhe beschliessen, welche zur vollständigen Zahlung der Vorzugsdividende A und der Sachdividende nicht ausreicht, wird der beschlossene Dividen- denbetrag anteilsmässig unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsak- tien der Kategorie B verteilt. d. The Preference Dividend A has the same priority as the PIK Dividend (as defined in Article 3c). In the event that the General Meeting of Share- holders resolves to distribute dividends in an amount not covering the full amount of the Prefer- ence Dividend A and the PIK Dividend, the resolved amount of dividends shall be distributed pro rata be- tween the holders of the Series A Preferred Shares and Series B Preferred Shares. Die ordentliche Dividende für die Stammaktien, die Vorzugaktien der Kategorie A und die Vor- zugsaktien der Kategorie B kann beschlossen werden, nachdem die Generalversammlung die Auszahlung der Vorzugsdividende A und der Sachdividende für das betreffende Jahr vollum- fänglich beschlossen hat. The regular dividend on the common shares, the Series A Preferred Shares and the Series B Pre- ferred Shares can be resolved once the General Meeting of Shareholders has approved the payment of the Preference Dividend A and the PIK Dividend for the respective year in full. 3. Die Inhaber der Vorzugsaktien der Ka- tegorie A haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schul- den, wobei der Vorweganteil pro Vorzugsaktie 3. Each Series A Preferred Share confers the right to receive after all debts have been satis- fied a priority share of the liquidation proceeds in an amount equal to the higher of: a. USD 10.00; and

10 der Kategorie A dem höheren der folgenden Be- träge entspricht: a. USD 10.00; und b. dem Betrag, den die Vorzugsaktie der Kategorie A gewährt hätte, wenn sie unmittelbar vor der Liquidation in eine Stammaktie umgewan- delt worden wäre (dieser Betrag, der "Kategorie A Vorweganteil am Liquidationsergebnis"). Der Vorweganteil am Liquidationsergebnis für die Vorzugsaktien der Kategorie A hat den gleichen Vorrang wie der Vorweganteil am Liquidationsergebnis der Vor- zugsaktien der Kategorie B. Reicht das Liquida- tionsergebnis nicht zur vollständigen Zahlung des Vorweganteils der Vorzugsaktien der Kategorie A und der Vorzugsaktien der Kategorie B aus, wird das Liquidationsergebnis anteilsmässig (d.h. un- ter Berücksichtigung des Kategorie A Vorwegan- teils am Liquidationsergebnis und des Kategorie B Vorweganteils am Liquidationsergebnis) unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt. Nach Auszahlung des Vorzugsanteils am Liquidations- ergebnis an die Vorzugsaktien der Kategorie A und die Vorzugsaktien der Kategorie B, ist das restliche Liquidationsergebnis unter den Stamm- aktien anteilsmässig zu verteilen. b. the amount that such Series A Preferred Share would have conferred had it been converted into a common share immediately prior to the liqui- dation (such amount, the "Series A Liquidation Prefer- ence"). The priority share of the liquidation pro- ceeds of the Series A Preferred Shares has the same priority as the priority share of the liquidation proceeds of the Series B Preferred Shares. In the event that the liquidation proceeds do not cover the full amount of the priority share of the liquidation proceeds of the Series A Preferred Shares and the Series B Preferred Shares, the liquidation proceeds shall be distributed pro rata (i.e., taking into account the Series A Liquidation Preference and the Series B Liquidation Preference) between the holders of the Series A Preferred Shares and Series B Pre- ferred Shares. After distribution of the liquidations proceeds to the Series A Preferred Shares and the Series B Preferred Shares, the remainder shall be distributed pro rata on the common shares. 4. Die Gesellschaft ist im Rahmen des ge- setzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie A gegen Bargeld und/oder Stammaktien (aus dem Eigen- bestand oder Stammaktien aus genehmigtem Ka- pital) auf der Basis einer Vereinbarung mit den Vorzugsaktionären, welche den Vorzugsaktionä- ren Andienungsrechte und der Gesellschaft Er- werbs- und Rückkaufsrechte einräumt, zu erwer- ben ("Kategorie A Eintauschvereinbarung"). 4. To the extent permitted by applicable law, the Company is authorized to acquire all or any por- tion of the Series A Preferred Shares in exchange for cash and/or common shares (sourced, in partic- ular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the hold- ers of the Series A Preferred Shares which grants the holders put rights and the Company call rights and redemption rights ("Series A Conversion Agreement"). [Absatz 5 ist absichtlich weggelassen] [Section 5 is intentionally omitted] 6. Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kate- gorie A dieselben Bezugs- und Vorwegzeich- nungsrechte wie die Stammaktien und die Vor- zugsaktien der Kategorie B. Der Ausschluss von 6. The Series A Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the com- mon shares and the Series B Preferred Shares. The exclusion of pre-emptive or advance subscription

11 Bezugs- und Vorwegzeichnungsrechten auf Stammaktien bedarf keiner Zustimmung der Ka- tegorie A Sonderversammlung. rights for common shares does not require approval by the Series A Special Meeting. Article 5 (changes marked): Artikel 5: Form der Aktien Article 5: Form of Shares Die Gesellschaft kann ihre Aktien in der Form von Einzelurkunden, Globalurkunden oder Wert- rechte ausgeben und jederzeit ohne Genehmi- gung der Aktionäre eine bestehende Form in eine andere Form von Aktien umwandeln. Ein Aktionär oder eine Aktionärin hat keinen Anspruch auf Um- wandlung seiner oder ihrer Aktien in eine andere Form oder auf Druck und Auslieferung von Urkun- den. Mit der Zustimmung des Aktionärs oder der Aktionärin kann die Gesellschaft ausgestellte Ur- kunden, die bei ihr eingeliefert werden, ersatzlos annullieren. Jeder Aktionär und jede Aktionärin können jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm oder ihr gemäss Aktienregister gehaltenen Aktien verlangen. The Company may issue its shares in the form of individual certificates, global certificates and/or un- certificated securities and convert one form into an- other form of shares at any time and without the ap- proval of the shareholders. A shareholder has no entitlement to demand a conversion of the form of the shares or the printing and delivery of share cer- tificates. With the consent of the shareholder, the Company may cancel issued certificates which are returned to it without replacement. Each share- holder may, however, at any time request a written confirmation from the Company of the shares held by such shareholder, as reflected in the share reg- ister of the Company. Die Gesellschaft kann für die Aktien Bucheffekten schaffen. Die Übertragung von Bucheffekten und die Bestellung von Sicherheiten an Bucheffekten richten sich nach den Bestimmungen des Buchef- fektengesetzes. Die Gesellschaft kann als Bucheffekten ausgestaltete Aktien aus dem ent- sprechenden Verwahrungssystem zurückziehen. The Company may create intermediated securities for the shares. The transfer of intermediated secu- rities and furnishing of collateral in intermediated securities must conform with the regulations of the Intermediary-Held Securities Act. The Company may withdraw shares issued as intermediary-held securities from the respective custody system. [Absätze 3-4 bleiben unverändert] [Sections 3-4 remain unchanged] [Absatz 5 gelöscht] [Section 5 deleted] Article 6 (changes marked): Artikel 6: Aktienbuch und Beschränkung der Übertragbarkeit von Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B Article 6: Share register and Transfer Restrictions for Series A Preferred Shares and Series B Pre- ferred Shares Für die Stammaktien, Vorzugsaktien der Katego- rie A und Vorzugsaktien der Kategorie B wird ein Aktienbuch geführt. Darin werden die Eigentümer und Nutzniesser mit Namen und Vornamen (bei juristischen Personen die Firma), Wohnort (bei ju- ristischen Personen der Sitz) und Adresse einge- The identity of the owners/usufructuaries of com- mon shares, Series A Preferred Shares and Series B Preferred Shares shall be entered in the share register stating first/last name (for legal entities the company name), domicile (for legal entities the legal domicile) and address. Any person registered in the

12 tragen. Wechselt eine im Aktienbuch eingetra- gene Person ihre Adresse, so hat sie dies der Ge- sellschaft mitzuteilen. share register changing its address, must inform the Company accordingly. Die Übertragung von Vorzugsaktien der Katego- rie A und Vorzugsaktien der Kategorie B, ob zu Eigentum oder zu Nutzniessung, bedarf in jedem Falle der Genehmigung durch den Verwaltungs- rat. Die Zustimmung kann nur verweigert werden bzw. der Verwaltungsrat ist verpflichtet, die Zu- stimmung zu verweigern, falls der Erwerber der Kategorie A Eintauschvereinbarung bzw. der Ka- tegorie B Eintauschvereinbarung nicht beitritt. The transfer of Series A Preferred Shares and Se- ries B Preferred Shares, be it for ownership or usu- fruct purposes, is in any case subject to the ap- proval by the Board of Directors. The approval can only be refused and the Board of Directors is obliged to refuse approval, respectively, if the ac- quirer does not accede to the Series A Conversion Agreement or the Series B Conversion Agreement, as applicable. Explanation On 5 May 2022, the Company announced it entered into an investment agreement (the "Invest- ment Agreement") with CK Opportunities Fund I, LP (“CK Opportunities”), an investment fund co-managed by Certares Opportunities LLC (“Certares”), a global travel, tourism and hospitality investment firm, and Knighthead Opportunities Capital Management, LLC (“Knighthead”), a lead- ing credit investment management firm. The Company, after having considered various financing options, entered into the Investment Agreement. Pursuant to the terms and conditions set forth in the Investment Agreement, CK Opportunities has agreed to invest $225 million, of which $180 million is for the purchase of Series B Preferred Shares and $45 million is for the purchase of Common Shares, in one or more private transactions. The new Series B Preferred Shares will be issued at a price of $8.50 per share, a premium of approximately 62% to the closing price of Common Shares on 5 May 2022, of $5.24. The Series B Preferred Shares will carry a 5% annual pay-in-kind dividend right and are convertible, on a one-for-one basis, into approximately 21 mil- lion registered Common Shares. The $45 million of Common Shares will be issued at the price of $5.24 (corresponding to the closing price on 5 May 2022), translating to approximately 9 million shares. Given the ongoing strong recovery in international travel and demand for tax free shopping fol- lowing nearly two years of subdued demand and limited need for refunding due to the Covid-19 crises, the Company required additional funding sources to cover the increase in working capital (which sees the business refund to travelers first before it reclaims the VAT). Following a review of multiple financing options and engagement with several financing parties, the Board of Directors of the Company has concluded that the contemplated transaction (with pre-emptive rights for shareholders to be excluded) is the most viable financing alternative avail- able to respond to the funding needs of the Company in a quick and efficient manner. In addition, the Board of Directors of the Company believes this is: (i) in the best interest (allowing the Com- pany to continue operations) and (ii) for the commercial benefit of the Company (low annual non- cash dividend and equity accounting treatment, reducing the strain on cash flows and the balance sheet).

13 The transaction brings on board new investors with highly relevant sector expertise that will be additive to the Company’s growth profile. Certares’ and its affiliates’ global reach into the travel and tourism industry, deep portfolio of travel assets, and domain expertise is expected to create new opportunities for the Company. Knighthead’s expertise in credit and liquidity solutions to fund growth will help the Company capture a greater share of the market as travel continues to recover. Tom Klein, Senior Managing Director of Certares who will join the Company’s Board of Directors, has three decades of operating and investing experience in the travel and tourism tech ecosys- tem, including as CEO and President of Sabre Inc. The proposed changes to the Company's share capital and amendments to the Articles of Asso- ciation (including with respect to the possibility to exclude the pre-emptive rights of shareholders in connection with the Common Authorized Share Capital and the Series B Preferred Authorized Share Capital) are required in order for the transactions pursuant to the Investment Agreement to be consummated. 2. Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares Proposal of the Board of Directors Provided that the general meeting of shareholders approves the proposal made by the Board of Directors with respect to agenda item 1 (Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Pre- ferred Authorized Share Capital and certain related Amendments to the Articles of Association), the Board of Directors proposes: 1. to confer onto the holders of the Series B Preferred Shares certain class voting rights as set out in Article 3c section 5 (new as per below) of the Articles of Association; 2. to make certain amendments to the class voting rights of the holders of the registered series A convertible preferred shares with a nominal value of CHF 0.01 each in Article 3b section 5 of the Articles of Association, as set forth below. Proposed changes to the Articles of Association: Article 3c section 5 (new): Artikel 3c: Wandelbare Vorzugsaktien der Kate- gorie B Article 3c: Convertible Series B Preferred Shares 5. Es bestehen keine Geschäfte oder Themen, die die Zustimmung einer Sonderver- sammlung der Inhaber der Vorzugsaktien der Ka- tegorie B ("Kategorie B Sonderversammlung") erfordern, mit Ausnahme: 5. There are no topics which require the ap- proval of a special meeting of the holders of the Se- ries B Preferred Shares ("Series B Special Meet- ing"), except for: a. einer Änderung bzw. Aufhebung dieses Artikels 3c; a. the modification or cancellation of this Ar- ticle 3c;

14 b. die Genehmigung eines Aktientau- sches, eines Zusammenschlusses, einer Fusion oder einer vergleichbaren Transaktion, die dazu führt, dass die Inhaber der Vorzugsaktien der Ka- tegorie B pro Vorzugsaktie der Kategorie B eine Gegenleistung erhalten, die weniger wert ist als USD 8.50; und b. the approval of a share exchange, combi- nation, merger or comparable transaction which would result in a holder of a Series B Preferred Share receiving consideration valued at less than USD 8.50 per Series B Preferred Share, and c. von Beschlüssen der Generalver- sammlung im Zusammenhang mit einem öffentli- chen Übernahmeangebot für alle oder einen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsaktien der Kategorie B pro Vorzugs- aktie der Kategorie B weniger als USD 8.50 erhal- ten. c. resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the Com- pany, to the extent that a holder of a Series B Pre- ferred Share would receive less than USD 8.50 per Series B Preferred Share. Die Ausnahmen unter lit. b. und c. sind nicht an- wendbar, falls dies für eine Transaktion erforder- lich ist, für die (i) die Gesellschaft rechtmässig ihr Rückkaufsrecht (Issuer Call) unter der Kategorie B Eintauschvereinbarung ausgeübt hat und/oder (ii) ein Mitverkaufsrecht unter dem Aktionärsbin- dungsvertrag zwischen den Inhabern der Vor- zugsaktien der Kategorie B, SL Globetrotter L.P. und Global Blue Holding LP, in seiner jeweils gel- tenden Fassung rechtmässig ausgeübt wurde. Für die Vernichtung von Vorzugsaktien der Kate- gorie B, welche im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten wer- den, ist die Zustimmung der Kategorie B Sonder- versammlung nicht erforderlich. The exceptions under para. b and c. do not apply with respect to any transaction in respect of which (i) the Company has validly exercised its issuer call right under the Series B Conversion Agreement and/or (ii) the drag-along right has been validly ex- ercised under the voting agreement between, among others, the holders of Series B Preferred Shares, SL Globetrotter L.P. and Global Blue Hold- ing LP, as amended from time to time. No Series B Special Meeting is required for the cancellation of Series B Preferred Shares which are held in treas- ury by the Company or its subsidiaries. Article 3b section 5 (changes marked): Artikel 3b: Wandelbare Vorzugsaktien der Kate- gorie A Article 3b: Convertible Series A Preferred Shares 5. Die Ausgabe neuer Vorzugsaktien (bzw. die Schaffung von genehmigten Kapital oder eines Kapitalbands für die Ausgabe von Vor- zugsaktien) und die Abänderung bzw. Aufhebung dieses Artikels 3b bedarf der Zustimmung einer Sonderversammlung der Inhaber der Vorzugsak- tien der Kategorie A mit der Mehrheit der anwe- senden Stimmen ("Kategorie A Sonderver- sammlung"). Zudem ist die Zustimmung der Ka- tegorie A Sonderversammlung erforderlich für: (a) die Genehmigung eines Aktientausches, eines Zusammenschlusses, einer Fusion oder einer 5. The issuance of any preferred shares (and the creation of authorized capital or a capital band for the issuance of preferred shares) as well as the modification and cancellation, respectively, of this Article 3b requires the approval of a special meeting of the Series A Preferred Shares with a ma- jority of the votes present at the meeting ("Series A Special Meeting"). In addition, approval by the Se- ries A Special Meeting is required for (a) the ap- proval of a share exchange, combination, merger or comparable transaction which would result in a

15 vergleichbaren Transaktion, die dazu führt, dass die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A eine Gegenleis- tung erhalten, die weniger wert ist als USD 10 und (b) für Beschlüsse der Generalversammlung im Zusammenhang mit einem öffentlichen Übernah- meangebot für alle oder einen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsak- tien der Kategorie A pro Vorzugsaktie der Kate- gorie A weniger als USD 10 erhalten. Für die Ver- nichtung von Vorzugsaktien der Kategorie A, wel- che im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten werden, ist die Zustimmung der Kategorie A Sonderversamm- lung nicht erforderlich. holder of a Series A Preferred Share receiving con- sideration valued at less than USD 10 per Series A Preferred Share, or (b) in case of resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the company, to the extent that a holder of a Series A Preferred Share would receive less than USD 10 per Series A Preferred Share. How- ever, no Series A Special Meeting is required for the cancellation of Series A Preferred Shares which are held in treasury by the Company or its subsidiaries. Explanation The above changes to the Articles of Association are necessary in order to ensure the protection of the holders of the Series B Preferred Shares and the holders of the Series A Preferred Shares under the specific circumstances described in Article 3c section 5 of the Articles of Association and Article 3b section 5 of the Articles of Association, respectively. For further information please refer to the explanations under agenda item 1. 3. Changes to Conditional Capital for Convertible Debt Proposal of the Board of Directors The Board of Directors proposes to make certain amendments relating to the exclusion or re- striction of the shareholders' advance subscription rights in connection with the conditional share capital for the issue of convertible debt instruments as set out in Article 4b (revised as per the below) of the Articles of Association. Proposed changes to Article 4b of the Articles of Association (changes marked): Artikel 4b: Bedingtes Aktienkapital – Wandelan- leihen Article 4b: Conditional Share Capital – Convertible Debt [Absatz 1 bleibt unverändert] [Section 1 remains unchanged] 2. Die Ausgabebedingungen für die Opti- ons- und Wandelrechte werden durch den Ver- waltungsrat festgelegt. Der Verwaltungsrat ist er- mächtigt, das Vorwegzeichnungsrecht der Aktio- näre aufzuheben oder einzuschränken, sofern die Wandelanleihen, Anleihen, Wandeldarlehen und ähnliche Finanzierungsformen verwendet werden 2. The conditions for the granting of the op- tion rights and conversion rights shall be deter- mined by the Board of Directors. The Board of Di- rectors is authorized to exclude or restrict share- holders' advance subscription rights, if the convert- ible debt instruments, bonds, loans and similar forms of financing are used, (i) if an issue by firm

16 (i) falls die Emission auf dem Weg der Festüber- nahme durch ein Konsortium mit anschliessender Platzierung im Publikum ohne Vorwegzeich- nungsrecht im betreffenden Zeitpunkt, insbeson- dere hinsichtlich der Emissionskonditionen, als die geeignetste Emissionsform erscheint, oder (ii) im Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahme) von Gesellschaften, Unternehmen, Unternehmensteilen, Beteiligungen oder Koope- rationen oder anderer Investitionen, oder (iii) falls die Emission von Wandelanleihen, Anleihen, Wandeldarlehen und ähnlichen Finanzierungsfor- men unter Ausschluss des Vorwegzeichnungs- rechts aus Sicht des Verwaltungsrats die geeig- netste Form der Emission für eine schnelle und flexible Mittelbeschaffung erscheint, einschliess- lich zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehr- wertsteuerrückerstattungsgeschäfts der Gesell- schaft nach der Covid-19 Krise. underwriting by a consortium with subsequent offer- ing to the public without advance subscription rights seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue, or (ii) in connection with the financing or refi- nancing of the acquisition (including takeover) of companies, enterprises, parts of enterprises, partic- ipations or joint ventures or other investments, or (iii) if the issue of debt instruments, bonds, loans and similar forms of financing with advance sub- scription rights excluded in the opinion of the Board of Directors seems the most appropriate form of is- sue for the quick and flexible raising of funds, in- cluding meeting financing needs in connection with the growth of the VAT refund business of the Com- pany following the Covid-19 crisis. [Absatz 3 bleibt unverändert] [Section 3 remains unchanged] Explanation The above changes to the Articles of Association are required to increase the Company's flexibility to quickly raise funds to meet financing needs in connection with the growth of the VAT refund business of the Company following the COVID-19 crisis. 4. Election of New Directors 4.1 Election of Mr. Tom Klein Proposal of the Board of Directors Provided that the general meeting of shareholders approves the proposal made by the Board of Directors with respect to agenda items 1 (Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Pre- ferred Authorized Share Capital and certain related Amendments to the Articles of Association) and 2 (Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares), the Board of Directors proposes to elect Tom Klein as a new member of the Board of Directors effective as of the date of the entering of the first issuance by the Company of Series B Preferred Shares in the commercial register of the Canton of Zurich for a term until the end of the Annual General Meeting 2022.

17 Information on Mr. Tom Klein Mr. Tom Klein is a Senior Managing Director of Certares. Prior to joining Certares, Mr. Klein was a Director, CEO and President of Sabre Incorporated (NASDAQ: SABR) (“Sabre”), a global tech- nology company serving the travel industry and its subsidiary, Travelocity.com, one of the world’s leading online travel brands. Prior to being appointed as CEO, Mr. Klein held a number of exec- utive positions at Sabre, including President, Executive Vice President and both domestic and international Senior Vice President roles. Mr. Klein led the very successful IPO of Sabre in 2014. Prior to joining Sabre, he held various management positions at American Airlines and Consoli- dated Freightways and has spent 29 years as an operator in the travel sector. Mr. Klein was appointed by the U.S. Secretary of Commerce to serve on the Board of Directors of Brand USA in 2010. He was reappointed twice and ended his third term in 2017 as Chairman. Mr. Klein also served on President Barack Obama’s President’s Advisory Council on Doing Business in Africa. Mr. Klein serves on the Board of Directors of Avia Solutions Group and is a member of the Invest- ment Committee and the Management Committee of Certares Management LLC. Mr. Klein pre- viously served on the Boards of Directors of Cedar Fair Entertainment, Nirvana Travel & Tourism, and Playa Resorts (NASDAQ: PLYA). 4.2 Election of Mr. Guoming Cheng Proposal of the Board of Directors The Board of Directors proposes to elect Guoming Cheng as a new member of the Board of Directors for a term until the end of the Annual General Meeting 2022. Information on Mr. Guoming Cheng Mr. Guoming Cheng has been a Senior Director of Ant Group since November 2018. Mr. Cheng joined Alibaba Group in 2015 and successively served various leadership roles including Presi- dent of AGTech Holdings between 2015 and 2018. Prior to joining the Alibaba Group, Mr. Cheng held positions at JP Morgan and HSBC. Mr. Cheng obtained a Bachelor of Economics degree from Fudan University, China. Mr. Cheng replaces Mr. Yulei (Steve) Wang who resigned earlier this year. II. ORGANIZATIONAL MATTERS Time: 11:00 a.m. CEST Location: Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich 8001, Switzerland Important Notice Regarding COVID-19 This Extraordinary General Meeting will be held without the personal attendance of shareholders in accordance with the Ordinance 3 of the Swiss Federal Council on Measures to Combat the Coronavirus (COVID-19). As a result, the shareholders may only exercise their rights by providing voting instructions to the independent proxy timely in advance of the Extraordinary General Meet- ing.

18 Eligibility to Vote Shareholders with voting rights registered in the share register (“holders of record”) maintained by our transfer agent, Continental Stock Transfer & Trust Company (“Continental”) and share- holders holding their shares through their broker or bank (“street name holders”) on 31 May 2022 at 4:30 p.m. EDT (the “Record Date”) will be eligible to vote at the Extraordinary General Meeting. Shareholders who have sold their shares prior to 31 May 2022 are not entitled to vote those shares at the Extraordinary General Meeting. Invitation and Voting Materials Holders of record on 29 April 2022 will receive the Extraordinary General Meeting invitation and a proxy card directly from Continental. These materials will contain access information for the Continental portal, by which holders of record may give voting instructions and authorization to the independent proxy, as well as information on voting by mail. Street name holders are unknown to the Company or Continental. Street name holders should receive materials on behalf of, and be able to vote on the portal designated by, their broker or bank. Street name holders will only be able to give instructions and authorization to the independ- ent proxy via the portal or other method designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so. Holders of record with voting rights, including those who become holders of record after 29 April 2022 but on or before 31 May 2022 and wish to vote their shares at the Extraordinary General Meeting (by way of the independent proxy), may obtain copies of the proxy card by contacting Continental via email at proxy@continentalstock.com. Voting (Instructions to Independent Proxy) Voting rights can only be exercised through the independent proxy ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and authorization to the independent proxy prior to the Extraordinary General Meeting. The independent proxy will be physically present at the Extraordinary General Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization. Voting Instructions by Holders of Record The Company recommends that holders of record give voting instructions and authorization to the independent proxy electronically through the Continental portal with the individual shareholder number (“QR Code”) provided by Continental. To do so, holders of record should follow the in- structions given on the enclosed proxy card. Holders of record may also give voting instructions and authorization to the independent proxy through Continental by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to Continental via email at proxy@continentalstock.com, or by

19 using the enclosed business reply envelope or another envelope with the appropriate postage at the following address: Continental Stock Transfer & Trust Company 1 State Street, Floor 30 New York, NY 10275-0741 United States Electronic voting instructions and proxy cards sent by mail must be received by Continental no later than 8:00 a.m. EDT / 2:00 p.m. CEST on 6 June 2022. Once received by Continental, voting instructions may not be changed by the shareholders. Should Continental receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account. Voting Instructions by Street Name Holders Street name holders who would like to give voting instructions and authorization to the independ- ent proxy to vote should follow the instructions of their broker or bank or its designated agent and should use the portal or other methods designated by their broker or bank. Street name holders should observe the deadlines to submit voting instructions and authoriza- tions that are set in the instructions of their broker or bank or its designated agent. Availability of Materials This invitation to the Extraordinary General Meeting including the explanation to the agenda items is available online at www.globalblue.com/corporate/investor-relations. Copies of these docu- ments may be obtained without charge by contacting the investor relationship via email at ir@globalblue.com. Zurich, 16 May 2022 For the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Company Secretary